EXHIBIT 99.1

FAQs on the proposed Merge Healthcare Acquisition of AMICAS
March 9, 2010

*What happened on March 5, 2010?
Merge and AMICAS announced that we have signed a Merger Agreement to combine the two companies.  The companies have not completed the transaction, and each will remain independent until the deal is completed.

*Who is AMICAS?
•	AMICAS (NASDAQ: AMCS) is a public company focused on comprehensive image and information management solutions for image-intensive specialties in health care in the United States.
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AMICAS serves approximately 2,000 discrete customers including an installed base of approximately 800 hospital sites and 1,200 ambulatory locations (radiology groups, imaging centers, billing services, and physician practices).   AMICAS has strategic relationships with key EMR vendors.  In addition, AMICAS has the largest installed base of radiology revenue cycle management customers in the US.

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In April 2009, AMICAS acquired Emageon.  Emageon focused on image and information management solutions, including radiology PACS as well as additional solutions in the areas of cardiology automation and enterprise imaging solutions.

•	The combined AMICAS and Emageon organization is currently one of the many competitors of the Merge Fusion product line, and it is also a customer of our OEM products.

*Why does Merge want to acquire AMICAS?
Merge’s key reasons for wanting to acquire AMICAS include:
- Combining efforts will make us a more efficient competitor.  Merge has less than 5% share in North American RIS / PACs, and we face competition from many other companies.  Together, we would be one of the largest global pure play software companies in the medical imaging space.  The broader combined customer base will allow us to leverage a single infrastructure across more revenue, making us more efficient in this vigorously competitive field, and will present a large opportunity for upselling and cross selling.
- We have complementary product offerings and channels which will facilitate growth initiatives.  Merge has historically focused almost exclusively on outpatient imaging in the RIS/PACS market, while AMICAS has a balanced revenue stream based on outpatient imaging as well as radiology, cardiology, and enterprise solutions in the hospital market.  In addition, while AMICAS has a minimal international presence, 25% of Merge’s sales are derived outside of the U.S., and we therefore have an opportunity to distribute AMICAS solutions overseas.  Also, Merge has indirect and ecommerce market channels, which would be available to sell certain AMICAS solutions.  Finally, Merge has CAD and eClinical solutions that could be sold into the AMICAS customer base.  On the other side of the equation, AMICAS has a far larger market presence in revenue cycle management.  AMICAS also has a specialty cardiology PACS and enterprise content management solution as a result of its acquisition last year of Emageon.
- We have a lot of combined expertise.  The medical imaging market is going through a lot of changes in technology expectations and solutions as a result of the tremendous pressure currently on providers and vendors.  Imaging practices and radiologists have been hit hard by reimbursement cuts, Radiology Business Management companies regulating test approvals, the need to integrate with broader HIT applications and the increasing entrance of other specialties into imaging.  As a result, the RIS/PACS industry has become increasingly competitive.  As a combined entity, Merge and AMICAS have a tremendous amount of expertise to use in creating the solutions that our customers need to survive, and in turn continuing our success against much larger competitors selling RIS/PACS products.

*I thought that AMICAS was going to be acquired by Thoma Bravo, a private equity firm.  What happened?
On December 24, 2009 AMICAS announced that they had signed a definitive agreement to be acquired by an affiliate of Thoma Bravo in an all cash deal for $5.35 per share.  As a public company, AMICAS has a fiduciary responsibility to its shareholders to entertain superior offers.  Merge made a series of proposals to AMICAS to acquire AMICAS.  Over the course of the past several weeks, Merge and AMICAS exchanged information and entered into numerous discussions regarding Merge’s offer.  AMICAS ultimately deemed the Merge offer as a Superior Proposal on March 1st.  Thoma Bravo had the right to resubmit an improved offer, but they declined to do so.  As a result, AMICAS terminated its agreement with Thoma Bravo and signed a Merger Agreement with Merge.

*What happens next?  Is this a done deal?
It is not a done deal.  Merge will commence a “tender offer,” in which Merge will offer to purchase all outstanding shares of AMICAS common stock.  This is similar to the process we went through when we acquired etrials Worldwide last year.  At the same time, Merge will be raising the money needed to pay for the transaction, through its investment banker, Morgan Stanley and by selling stock to certain private investors.  The deal will only proceed if enough AMICAS shareholders accept Merge’s tender offer.  In addition, the Morgan Stanley financing and the stock purchases must be completed before the transaction can close.  We anticipate this will take six to eight weeks.    Further, the transaction is also large enough that it is subject to mandatory pre-merger notification and antitrust review by the Federal government.

*What will we pay for AMICAS?
Merge will offer $6.05 in cash for each share of AMICAS’ stock tendered in the tender offer.   More information can be found in documents filed with the SEC.

SEC LEGEND

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of AMICAS.  The tender offer for shares of AMICAS’ common stock described herein has not yet been commenced.  At the time the tender offer is commenced, Merge intends to file with the SEC and mail to AMICAS’ stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and AMICAS intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These will contain important information about Merge, AMICAS, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.  Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merge and AMICAS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of Merge as follows: Julie Pekarek, Chief Marketing Officer 414-977-4254, jpekarek@merge.com.

SAFE HARBOR STATEMENT

This document contains “forward-looking statements,” including forward-looking statements regarding Merge’s offer to acquire AMICAS.  Merge has used words such as “believes,” “intends,” “anticipates,” “expects” and similar expressions to identify forward-looking statements.  These statements are based on information currently available to Merge and are subject to a number of risks and uncertainties that may cause Merge’s actual results of operations, financial condition, cash flows, performance, business prospects and opportunities and the timing of certain events to differ materially from those expressed in, or implied by, these statements.  Such statements may also include, but are not limited to, statements about the benefits of the proposed transaction, expected future earnings, revenues, cost savings, operations, business trends and other such statements that are not historical facts, which are or may be based on Merge’s plans, estimates and projections.  Such forward-looking statements involve risks and uncertainties, many of which are beyond the control of Merge, that could cause Merge’s actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, integration activities, increased competition, Merge’s ability to integrate its software products with those of AMICAS, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, Merge’s indebtedness and ability to pay its indebtedness, tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions of the transaction, adverse effects on the market price of Merge’s common stock and on Merge’s operating results because of a failure to complete the proposed acquisition, failure to realize the expected benefits of the proposed acquisition, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined company following the completion of the proposed acquisition.  Other factors include, without limitation, those matters discussed in Item 1A of Part I of Merge’s Annual Report on Form 10-K for the year ended December 31, 2008, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  Merge undertakes no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances, or for any other reason.